                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of September, 2001


         API ELECTRONICS GROUP INC. (Formerly: InvestorLinks.com Inc.)
     -----------------------------------------------------------------
                (Translation of registrant's name into English)


          Suite 301, 2 Adelaide Street West, Toronto, Ontario M5H 1L6
          -----------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

               Form 20-F    X        Form 40-F _______
                        ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                     Yes _________               No     X
                                                    ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82 ______________________________________


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    API ELECTRONICS GROUP INC. (Formerly:
                                    InvestorLinks.com Inc.)


Date:  September 19, 2001           By: /s/ Jason DeZwirek
       -------------------             --------------------
                                    Jason DeZwirek, Executive V.P., Secretary
                                    and Director

                            Investorlinks.com Inc.

                            Consolidated Financial Statements
                            For the period ended April 30, 2001
                            (expressed in Canadian dollars)

                                           Investorlinks.com Inc.
                                           Consolidated Financial Statements
                                           For the period ended April 30, 2001
                                           (expressed in Canadian dollars)


                                                                        Contents
================================================================================

Auditors' Report                                                               2

Consolidated Financial Statement

   Balance Sheet                                                               3

   Statement of Operations and Deficit                                         4

   Statement of Cash Flows                                                     5

   Summary of Significant Accounting Policies                                  6

   Notes to Financial Statements                                               8

================================================================================

                                                                Auditors' Report

--------------------------------------------------------------------------------

To the Shareholders of
Investorlinks.com Inc.


We have audited the consolidated balance sheet of Investorlinks.com Inc. as at April 30, 2001 and the consolidated statement of operations and deficit and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the U.S. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2001 and the results of its operations and its cash flows for the period ended April 30, 2001 in accordance with generally accepted accounting principles in Canada.


(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
August 3, 2001
(except Note 11, as to August 30, 2001)

================================================================================
                                                          Investorlinks.com Inc.
                                                      Consolidated Balance Sheet
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

(Comparative Figures Note 1)

Assets

Current
   Cash                                              $     1,085,123
   Short term investments                                  1,170,156
   Accounts receivable                                        34,774
   Prepaid expenses                                              839
                                                     ---------------

                                                           2,290,892
Investments (Note 2)                                         144,412
Capital assets (Note 3)                                      130,105
Internet investment site cost (Note 1)                             1
                                                     ---------------

                                                     $     2,565,410
====================================================================

Liabilities and Shareholders' Equity

Current
   Accounts payable                                  $       489,039
                                                     ---------------
Shareholders' equity
   Contributed surplus                                       974,308
   Share capital (Note 4)                                  3,639,652
   Deficit                                                (2,537,589)
                                                     ---------------
                                                           2,076,371
                                                     ---------------

                                                     $     2,565,410
====================================================================


On behalf of the Board:



(signed) "Sandra J. Hall"
--------------------------------
Sandra J. Hall, Director

(signed) "James C. Cassina"
--------------------------------
James C. Cassina, Director

 The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================
                                                          Investorlinks.com Inc.
                                Consolidated Statement of Operations and Deficit
                                                 (expressed in Canadian dollars)

For the period May 10, 2000 to April 30, 2001
--------------------------------------------------------------------------------

(Comparative Figures Note 1)

Revenue
     Advertising revenue                                               $       98,220
     Sponsorship newsletter                                                    35,059
                                                                       --------------
                                                                              133,279
                                                                       --------------
Expenses
     Accounting                                                                38,000
     Administrative salaries and consulting                                   517,768
     Advertising and promotion                                                 32,368
     Amortization                                                              36,833
     Automobile                                                                23,839
     Bad debts                                                                 49,803
     Business development                                                     555,842
     Dues, licence and fees                                                     7,053
     Employees benefits                                                        23,585
     General and administrative                                                50,940
     Insurance                                                                  3,264
     Interest                                                                  11,908
     Internet                                                                  80,755
     Investor relations                                                       145,968
     Marketing                                                                 16,072
     Occupancy costs                                                          149,941
     Other taxes                                                               29,675
     Outside services                                                          94,642
     Professional fees                                                        216,486
     Repairs and maintenance                                                    3,805
     Shareholder information and annual meeting                                30,469
     Telephone                                                                 23,156
     Transfer agent fees                                                       22,305
     Travel                                                                    74,065
     Write down of internet investment site cost                              317,387
     Write down of capital assets                                              61,689
                                                                       --------------
                                                                            2,617,618
                                                                       --------------
Loss before undernoted items                                               (2,484,339)

Interest income                                                               109,803
Foreign exchange gain                                                          99,698
Write down of marketable securities                                          (262,751)
                                                                       --------------
Net loss for the period and deficit, end of period                      $  (2,537,589)
=====================================================================================
Loss per share (Note 5)                                                 $       (0.15)
=====================================================================================

 The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================
                                                          Investorlinks.com Inc.
                                            Consolidated Statement of Cash Flows
                                                 (expressed in Canadian dollars)

For the period May 10, 2000 to April 30, 2001
--------------------------------------------------------------------------------
(Comparative Figures Note 1)

Cash provided by (used in)

Operating activities
   Net loss for the period                                             $  (2,537,589)
     Adjustments to reconcile net loss to net cash
       provided by operating activities
         Amortization                                                         36,833
         Write down of internet investment site cost                         317,387
         Write down of capital assets                                         61,689
         Business development fees paid by issuance of shares                150,000
         Write down of marketable securities                                 262,751
         Changes in non-cash current assets and liabilities
           Increase in accounts payable                                      305,742
           Decrease in accounts receivable and prepaid expenses              183,480
                                                                       -------------
                                                                          (1,219,707)
                                                                       -------------
Investing activities
   Proceeds on sale of investments                                           286,517
   Short term investments                                                   (423,352)
   Purchase of IL Nevada and LLC, net of cash acquired (Note 1)             (341,750)
   Purchase of capital assets                                               (166,954)
                                                                       -------------
                                                                            (645,539)
                                                                       -------------
Financing activities
   Issuance of common shares, net of issue costs                           3,326,533
   Treasury stock acquired                                                  (376,164)
                                                                       -------------
                                                                           2,950,369
                                                                       -------------
Increase in cash during the period and cash, end of period             $   1,085,123
====================================================================================

 The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================
                                                          Investorlinks.com Inc.
                                      Summary of Significant Accounting Policies
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

Nature of Business

Investorlinks.com Inc. (the "Company" or "Investorlinks") was amalgamated under the laws of the Province of Ontario. During the year ended April 30, 2001, the Company divested itself of its mineral properties in Canada and Botswana. The Company then changed its business to owning and operating the Internet investment site www.investorlinks.com indirectly through the acquisition of a
                ---------------------
U.S. subsidiary (see Note 1). Due to the prevailing market conditions, the Company subsequently closed the operations of its U.S. subsidiary and wrotedown the assets to its estimated net recoverable amounts. Subsequently, the Company plans to change its focus (see Note 11).

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries IL Data Canada, Inc. ("IL Canada") and IL Data Corporation, Inc. ("IL Nevada").

Capital Assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided on a declining balance basis as follows:

Office equipment                                 20%
Computer equipment                               20%

Internet Investment Site Cost

The internet investment site cost is comprised of the cost of the website upon the acquisition by IL Canada less amortization and the write down of the assets to its estimated net recoverable amount.

Long Term Investments

Long term investments over which the Company does not exercise significant influence are recorded at cost less any write down for impairment that is other than temporary.

Foreign Currency Translation

Balances of the Company denominated in foreign currencies and the accounts of its foreign subsidiary (an integrated operation) are translated to Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in income in the current period.

================================================================================
                                                          Investorlinks.com Inc.
                                      Summary of Significant Accounting Policies
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments.

The carrying amounts of the Company's current financial instruments approximate fair value because of the short term maturity of these instruments. The fair value of the investments is disclosed in Note 1.

Included in short term investments are three GICs in the amount of $1,170,156 (includes a GIC of US$ 377,704) with interest ranging from 3.85% to 4.33% maturing from June 1, 2001 to July 3, 2001. Also, included in cash is $1,000,000 on deposit with a brokerage firm earning interest at 6% per annum.

Stock Compensation Plan

The Company has three stock-based compensation plans, which are described in
Note 4. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option is charged to retained earnings.

Income Taxes

The Company accounts for income taxes under the asset and liabiltiy method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

================================================================================
                                                          Investorlinks.com Inc.
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

1. Business Acquisitions

   (a) IL Canada's acquisition of IL Nevada/ IL Nevada's acquisition of LLC.

       On May 10, 2000, IL Canada was incorporated and issued 6,800 common shares for $10,052 cash.

       On June 6, 2000, IL Canada acquired all of the issued shares of IL Nevada, a Nevada corporation that was incorporated on June 2, 2000 for $10,052 (US $6,800) cash.

       On June 6, 2000, IL Nevada acquired the unincorporated business, Investorlinks.com LLC ("LLC"), a company whose business focus was owning and operating the internet investment site www.investorlinks.com from a
                                                  ---------------------
       person who became a director of the Company and the director's spouse for $443,490 (US $300,000) cash.

       The net assets acquired at fair value were as follows:

                                                                   IL Nevada        LLC
                                                                 ----------------------
       Cash                                                        $  10,052   $  8,131
       Current assets                                                      -    101,238
       Capital assets                                                      -     38,436
       Current liabilities                                                 -    (32,134)
                                                                 ----------------------
       Net assets                                                     10,052    115,671
       Consideration                                                  10,052    443,490
                                                                 ----------------------
       Excess of consideration given over net assets acquired (1)  $       -   $327,819
                                                                 ======================

       (1) The excess of consideration given over the net assets of LLC acquired is attributed to the cost of the internet investment site.

================================================================================
                                    Investorlinks.com Inc. Notes to Consolidated
                                                            Financial Statements
                                                 (expressed in Canadian dollars)


April 30, 2001
--------------------------------------------------------------------------------

1. Business Acquisitions (continued)

   (b) The Company's Acquisition of IL Canada

       On June 6, 2000, after the above business acquisitions, the Company acquired all of the issued shares of IL Canada for consideration of 6,800,000 common shares of the Company having a stated value of $1,700,000. As a result of this transaction, the original shareholders of IL Canada owned 47% of the issued shares of the Company. The business combination has been accounted for as a reverse take-over of the Company by IL Canada. IL Canada is deemed to be the acquirer because:

       (i) the directors of IL Canada became the majority of the Company's directors;

       (ii)   the management of IL Canada became the management of the Company;

       (iii) the major block of shares is held by the Company's chairman of the board who held the major block of shares of IL Canada and who, with his spouse, owned LLC; and

       (iv) prior to the business acquisition by the Company of IL Canada there was no major block of shares of the Company held by any one person.

       Investorlink's assets and liabilities are included in the consolidated balance sheet at the carrying value. The net assets acquired at fair value of the Company as at June 6, 2000 are as follows:

       Cash                                                                     $    93,609
       Short term investments                                                       746,804
       Marketable securities                                                        696,933
       Current assets                                                               117,855
       Capital assets                                                                 9,553
       Current liabilities                                                         (151,163)
                                                                                -----------
       Consideration attributed to the stated capital of the shares issued      $ 1,513,591
                                                                                ===========

       No comparatives figures have been presented as IL Canada, the deemed acquiring company, was a newly incorporated company.

   (c) Share Repurchase

       The Company purchased 4,890,000 common shares back from the shareholders of IL Canada for US $0.05 per share.

================================================================================
                                                          Investorlinks.com Inc.
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

2. Investments

                                                                                2001
                                                                             -------
    91,706 common shares of Oil Springs Energy Corp.
      (quoted market value: 2001 - $2,751); at written down amount          $  2,751

    4,000,000 common shares of Stroud Resources Ltd., at written down amount (representing 10% of the outstanding common shares:
    quoted market value: 2001 - $140,000),                                   140,000

    30,174 common shares of Maxill Inc., at cost
    (quoted market value: 2001 - $3,071)                                       1,661
                                                                            --------
                                                                            $144,412
                                                                            ========

   The quoted market value may not be indicative of the fair value of the investments since the volume of trading is low. It is not practical to establish fair value by other means.

--------------------------------------------------------------------------------

3. Capital Assets


                                                                           2001
                                                      -------------------------
                                                                    Accumulated
                                                        Cost       Amortization
    Office equipment                                  $  107,009   $     10,701
    Computer equipment                                    38,614          4,817
                                                      -------------------------
                                                      $  145,623   $     15,518
                                                      =========================

    Net book value                                                 $    130,105
                                                                   ============

--------------------------------------------------------------------------------

4. Share Capital

   (a) Authorized

       Unlimited non-participating, redeemable, voting preference shares Unlimited common shares

================================================================================
                                                          Investorlinks.com Inc.
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

4. Share Capital (continued)

   (b) Issued common shares

                                                                 Number of
                                                                    Shares     Consideration
       Pre-acquisition common shares for Investorlinks

          Balance, April 30, 2000                                6,944,576     $   6,222,102
          Exercise of option                                       300,000            75,000
          Exercise of warrants                                     300,000           105,000
                                                               -----------------------------
          Balance, June 6, 2000                                  7,544,576     $   6,402,102
                                                               =============================
       Pre-acquisition common shares for IL Canada

          Common shares issued upon incorporation for cash and
            the balance June 6, 2000                                 6,800     $      10,052
                                                               =============================
       Issued from the date of the "reverse take-over"
          Share capital is comprised of the number of issued
             and outstanding shares of Investorlinks and the
             stated capital of IL Canada                         7,544,576     $      10,052
          Shares issued upon the "reverse take-over" (Note 1)    6,800,000         1,513,591
          Shares issued upon the exercise of warrants            3,000,000         1,050,000
          Shares issued pursuant to private placement for
             cash (i)                                              680,000         2,266,481
          Shares issued for services and held in escrow (ii)        44,444           150,000
          Shares acquired for cancellation by the Company (iii) (4,890,000)       (1,350,472)
                                                               -----------------------------
          Balance, April 30, 2001                               13,179,020     $   3,639,652
                                                               =============================

       (i) On August 8, 2000 the Company completed a private placement with an arm's length third party and issued 680,000 units at US $2.25 for net proceeds of $2,266,481 (US $1,530,000). Each unit consists of one common share and one common share purchase warrant exercisable at US $3.00 expiring on August 8, 2002.

       (ii) The Company entered into a strategic alliance services agreement, effective August 2, 2000 with a global financial content firm ("the Firm") to provide business development services. As consideration for the services to be provided over twenty-nine months following the effective date, the Company was to release common shares on the basis of one common share for each US $2.25 of services provided for a total of up to 1,500,000 common shares for total consideration of US $3,375,000. Subsequent, to the year end the Firm claimed a breach of the agreement and requested payment of 144,000 common shares and cash expenses of US$ 26,562 (total cost $525,843). The Firm has given notice of its termination of the agreement. It is the position of the Company that it is the Firm that is in breach of the agreement and has so responded to the Firm. The Company issued 44,444 common shares with a value of $150,000 and accrued for services based on invoices to date totalling $405,842.

       (iii) The Company purchased 4,890,000 common shares back from the shareholders of IL Canada for US $0.05 per share for a total of $376,164. The Company acquired the shares at a discount of $974,308 from the average paid in capital resulting in contributed surplus.

================================================================================
                                                          Investorlinks.com Inc.
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)


April 30, 2001
--------------------------------------------------------------------------------

4. Share Capital (continued)

   (c) Warrants

       Warrants outstanding, April 30, 2000                           3,340,000
       Exercised                                                     (3,300,000)
       Expired                                                          (40,000)
       Issued pursuant to private placement                             680,000
                                                                     ----------

       Warrants outstanding, April 30, 2001                             680,000
                                                                     ==========

       As at April 30, 2001 the following warrants are outstanding and exerciseable:

          Number of          Shares for         Exercise                 Expiry
        Outstanding            Warrants            Price                   Date

          680,000               1 for 1        US $ 3.00         August 8, 2002

   (d) Stock Options

                                                     Number of         Weighted
                                                       Options          Average
                                                                 Exercise Price
                                                                            US$
                                                  -----------------------------
       Options outstanding, April 30, 2000             630,000             0.37
       Granted                                         961,000             2.55
       Exercised                                      (300,000)            0.16
       Forfeited                                      (920,000)            1.91
                                                  -----------------------------
       Options outstanding, April 30, 2001             371,000             2.60
                                                  =============================

       As at April 30, 2001 the following stock options are outstanding which 203,000 are exerciseable at April 30, 2001:

                                 Number
        Issued to           Outstanding   Exercise Price            Expiry Date

        Director                 30,000       Cdn. $0.30         August 3, 2002
        Directors               173,000         US $2.55          June 30, 2005
        Employees (1)            24,000         US $2.55          June 30, 2005
        Consultant (2)            9,000         US $2.55          June 30, 2005
        Advisory Board (3)      135,000         US $2.55          June 30, 2005

        (1) The employees common share purchase options vest at a rate of 1/3 per year for three years on June 26, 2001, June 26, 2002 and June 26, 2003.

        (2) The consultants common share purchase options vest at a rate of 1/3 per year for three years on June 26, 2001, June 26, 2002 and June 26, 2003.

        (3) The advisory board common share purchase options vest 45,000 on June 26, 2001 and the 90,000 vest 1/3 per year for three years on June 26, 2001, June 26, 2002 and June 26, 2003.

        Subsequently to April 30, 2001, 278,000 of these options have been forfeited and expired.

================================================================================
                                                          Investorlinks.com Inc.
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

5. Loss Per Share

   The loss per share figures have been calculated using the weighted average number of common shares outstanding during the fiscal period. Exercise of outstanding stock options and warrants would be anti-dilutive.

--------------------------------------------------------------------------------

6. Supplementary Cash Flow Information

                                                                                       2001
                                                                                -----------
   Cash paid for interest                                                        $   11,908


--------------------------------------------------------------------------------

7. Related Party Transactions

   The Company had the following related party transactions:

                                                                                       2001
                                                                                -----------
   (a)  Amounts paid to companies whose director
            is a director of the Company
        Office rent                                                              $   12,500
        Accounting and administrative support                                        38,000
        Website hosting and maintenance                                               1,600

   (b)  Consulting fees paid pursuant to a consulting agreement with a former
          director of the Company for US $10,000 per month to August 31, 2001        30,227

   (c)  Consulting fees to a director included in accounts payable                   25,000

   (d)  Accounting fees paid to a former director and officer of the Company          8,795

   The related party transactions are recorded at the exchange amount.

================================================================================
                                                          Investorlinks.com Inc.
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

8. Segmented Information

   The Company owns and operates an Internet investment site engaged indirectly through its subsidiary. The Company does not have reportable operating segments.

   The Company's revenue and capital assets have been identified based on geographic area as follows:

                                                      United States      Canada
                                                     --------------------------

   For the period ended April 30, 2001
     Revenue                                              $ 133,279    $      -
     Capital assets (1)                                     122,463       7,642


   (1) Subsequent to the year end, substantially all of the capital assets in the United States were transferred to Canada and the US operations were closed.

--------------------------------------------------------------------------------

9. Income Taxes

   The difference between income taxes computed at the combined statutory rate and the income tax provision reflected in the statement of operations is primarily due to a full valuation allowance against deferred tax assets.

   The Company has provided a full valuation allowance against deferred tax assets at April 30, 2001, due to uncertainties as to the Company's ability to utilize its net operating losses and other benefits available for tax purposes amounting to approximately $13,500,000 which would result in a deferred tax asset of approximately $5,800,000.

   The net operating loss carry forwards in the amount of approximately $6,000,000 are available to be applied against future taxable income. The right to claim these losses expires $70,000 in 2002, $270,000 in 2003, $1,710,000 in 2004, $850,000 in 2005, $480,000 in 2006, $1,320,000 in 2007
   and $1,300,000 in 2008. The Company also has approximately $7,500,000 in foreign exploration expenses which are available to be applied against future income for income tax purposes.

================================================================================
                                                          Investorlinks.com Inc.
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

10.   Generally Accepted Accounting Principles In Canada and the United States

      The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except as follows:

      (a) Business Acquistion

          For US purposes since IL Canada had no operations LLC would be considered the predecessor and audited information for the previous three years would normally be disclosed however, the operations of LLC have been closed and the previous years information would not be relevant or informative.

          Also, for US purposes (Note 1) the excess of consideration given over the net assets would not have been recorded as internet investment site but, rather shown as a distribution to the owners of the predecessor LLC. Therefore, the only difference at April 30, 2001 is that for Canadian purposes the internet investment site was written off to deficit in the amount of $327,819 (Note 1) would have reduced the share capital for US purposes.

      (b) Portfolio Investments

          Under accounting principles generally accepted in Canada ("Canadian GAAP"), gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealized gains and losses other than those arising from permanent impairment are recognized as a separate item in the shareholder's equity section of the balance sheet.

      (c) Stock Options

          Under US GAAP (FAS 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Under Canadian GAAP the options are disclosed and no compensation expense is recorded. The calculation for the compensation is based on the Black-Scholes option pricing model with the assumption that no dividends are to be paid on common shares, a weighted average volatility factor for the Company's share price of 85.0%, a weighted average risk free interest rate of 5.0% and a life of 2 to 4 years.

          The Company follows APB 25 for options granted to employees. For employees, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. The exercise price of the stock options outstanding to employees is equal or exceeds the market value of the shares at the date granted, therefore, no compensation expense is recognized for US GAAP purposes.

      (d) Contributed Surplus

          Under US GAAP, the consideration paid for the repurchase of shares (Note 4(b)(iii)) would have reduced share capital and no amounts recorded as contributed surplus.

================================================================================
                                                          Investorlinks.com Inc.
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

10. Generally Accepted Accounting Principles in Canada and the United States (continued)

    (d) The impact of the foregoing on the financial statements is as follows:

                                                                                         2001
                                                                                 ------------
        Total assets Canadian GAAP                                               $  2,565,410
        Unrealized gain on investments                                                  1,410
        Internet investment site                                                           (1)
                                                                                 ------------
        Total assets US GAAP                                                     $  2,566,819
                                                                                 ============

        Total liabilities Canadian and US GAAP                                   $    489,039
                                                                                 ============

        Shareholders' equity Canadian GAAP                                       $  2,076,371
        Writedown of internet investment site                                         317,387
        Amortization on internet investment site                                       10,431
        Distribution of capital                                                      (327,819)
        Unrealized gain on investments US GAAP                                          1,410
                                                                                 ------------
        Total shareholders' equity US GAAP                                       $  2,077,780
                                                                                 ============

                                                                                         2001
                                                                                 ------------

        Net loss per Canadian GAAP                                               $ (2,537,589)
        Internet investment site                                                      327,818
        Consulting expense                                                           (136,500)
                                                                                 ------------
        Net loss US GAAP                                                           (2,346,271)
        Unrealized gain on investments                                                  1,410
                                                                                 ------------
        Comprehensive net loss US GAAP                                           $ (2,344,861)
                                                                                 ============
        Loss per share US GAAP                                                   $      (0.14)
                                                                                 ============

        Weighted average number of shares outstanding                              17,338,092
                                                                                 ============
        Pro-forma loss per share (1)                                             $      (0.41)
                                                                                 ============

        (1) The pro-forma loss per share takes into consideration the consolidaton of shares as disclosed in the subsequent event (Note 11(a)).

================================================================================
                                                          Investorlinks.com Inc.
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

11. Subsequent Events

    (a) Business Acquisition

        On August 30, 2001, the shareholders approved the acquisition of all of the issued and outstanding common shares of API Electronics, Inc. ("API") by the issuance of 6,500,000 post-consolidation units at US $0.40 per unit. Each unit consists of one common share and 1/2 of one Series A common share purchase warrant exercisable at US $0.45 for a period of eighteen months from date of issue and 1/2 of one Series B common share purchase warrant exercisable at US $0.75 for a period of 2 years from date of issue.

    (b) Name Change and Share Consolidation

        The shareholders approved the name change to API Electronics Group Inc. and the consolidation of the authorized common shares on the basis that every three (3) pre-consolidation common shares will be converted into one (1) post-consolidation common share.

    (c) Advisory Services

        On June 26, 2001, the Company entered into an advisory agreement with respect to the acquisition. Upon completion of the acquisition, the Company agreed to issue broker warrants to the investment advisor to acquire up to 250,000 units each such broker warrant exercisable at US$
        0.40 to acquire one unit for a period of 24 months from date of issue.

    (d) Stock Options and Warrants

        (i) On August 1, 2001, the Company granted to two directors 150,000 pre-consolidation common share purchase options to acquire 150,000 common shares exercisable at US $0.15 and the grant of 150,000 pre-consolidation common share purchase options to acquire 150,000 common shares at US $0.25 expiring July 31, 2006.

        (ii) Upon the acquisition, all stock options and warrants outstanding at year end have been terminated other than 30,000 pre-consolidation director options referred to in Note 4(d), the 300,000 pre-consolidation options referred to in Note 11 (b)(i) and 680,000 pre-consolidation warrants referred to in Note 4(c).

        (iii) The Company is obligated to grant to each of the new three API directors 50,000 post-consolidation common share purchase options to acquire 50,000 common shares exercisable at US $0.45 and the grant of 50,000 post-consolidation common share purchase options to acquire 50,000 common shares exercisable at US $0.75 for a period of five years from the date of issue.